FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of:	October, 2005
Commission File Number:	001-15218

LAFARGE

(Translation of registrant’s name into English)

61, rue des Belles Feuilles

75116 Paris

France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....X..... Form 40-F..........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .... No ..X..

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures:

Press Release, dated October 18, 2005, relating to Olivier Luneau’s appointment within Lafarge

Page 1 of 4 Total Pages

PRESS RELEASE

Euronext : LG, NYSE: LR	Paris, October 18, 2005

OLIVIER LUNEAU APPOINTED SENIOR VICE PRESIDENT,

SUSTAINABLE DEVELOPMENT AND PUBLIC AFFAIRS

Olivier Luneau is appointed Senior Vice President, Group Sustainable Development and Public Affairs. He will report directly to the CEO. He is taking over from Gaëlle Monteiller, who has joined Lafarge Bétons France (French Concrete activity) as General Manager of the Vallée de Seine region.

Olivier Luneau started his career at the Bank of America, before joining Lafarge in 1990, first at the Financial department, based in Paris and then in London following the acquisition of Redland. Since 2001, Olivier Luneau had been CEO of Lafarge Aso Cement, in Japan.

Lafarge firmly believes that there can be no sustainable economic performance without social progress and protection of the environment, and its commitment to sustainable development dates back many years. Beyond economic considerations, the human, social and environmental dimensions are an integral part of the Group’s performance programs and management processes.

At the Group level and locally, Lafarge plays an active role at influencing public policies.

Lafarge, the world leader in building materials, holds top-ranking positions in all four of its divisions: Cement, Aggregates & Concrete, Roofing and Gypsum. Lafarge employs 77,000 people in 75 countries and posted sales of €14.4 billion in 2004. Additional information is available on the web site at www.lafarge.com

COMMUNICATIONS		INVESTORS RELATIONS

Stéphanie Tessier :	33-1 44-34-92-32	Yvon Brind’amour :	33-1 44-34-92-93
stephanie.tessier@lafarge.com		yvon.brindamour@lafarge.com

Amanda Jones :	33-1 44-34-58-30	Danièle Daouphars :	33-1 44-34-92-93
amanda.jones@lafarge.com		daniele.daouphars@lafarge.com

Statements made in this press release that are not historical facts, are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions (“Factors”), which are difficult to predict. Some of the Factors that could cause actual results to differ materially from those expressed in the forward-looking statements include, but are not limited to: the cyclical nature of the Company’s business; national and regional economic conditions in the countries in which the Group does business; currency fluctuations; seasonal nature of the Company’s operations; levels of construction spending in major markets; supply/demand structure of the industry; competition from new or existing competitors; unfavorable weather conditions during peak construction periods; changes in and implementation of environmental and other governmental regulations; our ability to successfully identify, complete and efficiently integrate acquisitions; our ability to successfully penetrate new markets; and other Factors disclosed in the Company’s public filings with the French Autorité des Marchés Financiers and the US Securities and Exchange Commission including its Reference Document and annual report on Form 20-F. In general, the Company is subject to the risks and uncertainties of the construction industry and of doing business throughout the world. The forward-looking statements are made as of this date and the Company undertakes no obligation to update them, whether as a result of new information, future events or otherwise.

Page 2 of 4 Total Pages

Biography of Olivier Luneau

A graduate from Ecole Supérieure de Commerce d’Amiens (Amiens Business School), Olivier Luneau (born in 1948) holds a MBA from California University.

He began his career at the Bank of America, within the French subsidiary, as Senior Banking Executive (1976-78), then Deputy Director (1978-82), Vice President in Paris (1982-84), Vice President in Hong Kong (1984-87), Vice Chairman of the Board and CEO (1987-89), and finally President of the Mutual Fund Bank of America Cashinvest (1988-90).

He joined the Lafarge Group in 1990 as Managing Director of Transbanque, and then became in 1991 Group Treasurer. At the time of the acquisition of Redland, in 1998, he was based in the United Kingdom to ensure the integration. From 1999 to 2001, he was Group Controller.

From 2001 to 2005, he was CEO of Lafarge Aso Cement in Japan, in which Lafarge holds 39% share.

Page 3 of 4 Total Pages

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date October 19, 2005	Lafarge
(Registrant)

	By:	/s/ Jean-Pierre Cloiseau
	Name:	Jean-Pierre Cloiseau
	Title:	Senior Vice President, Finance

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